____________________________________________________________

601 Jefferson Street •  Suite 3400

Houston, Texas 77002

June 23, 2010	Confidential treatment has been
requested by KBR, Inc. pursuant
to 17 CFR 200.83 and this response
omits confidential information included
Mr. John Hartz	in the unredacted version of this letter
Senior Assistant Chief Accountant	delivered to the Division of Corporation
United States Securities and Exchange Commission	Finance and that [redacted]
Division of Corporation Finance	such omissions
100 F Street, N.E.
Washington D.C. 20549

Re:	KBR, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
File No. 1-33146

Dear Mr. Hartz:

Thank you for your letter dated June 9, 2010 regarding the SEC’s comments on the KBR, Inc. (“KBR”) filings referenced above.  Attached are KBR’s responses to each of your specific comments.  For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.  KBR, Inc. is seeking confidential treatment for redacted portions of this response letter pursuant to 17 CFR 200.83, which are indicated herein as [redacted].  We are filing a redacted copy on EDGAR and providing a hard copy of the unredacted response, together with our request for confidential treatment by courier.

If you or any member of the SEC staff has any questions relating to this submission, we request that you or such member call me directly at (713) 753-3635 or call Jeffrey King, KBR’s Vice President of Public Law, directly at (713) 753-4604.

Sincerely,

/s/ John W. Gann, Jr.
John W. Gann, Jr.
Vice President and Chief Accounting Officer

Attachment

June 23, 2010
MEMORANDUM

TO:	Securities and Exchange Commission
Division of Corporation Finance

FROM:	KBR, Inc.

RE:	Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
File No. 1-33146
Response to SEC Staff Comments dated May 12, 2010

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated June 9, 2010, regarding the KBR, Inc. (“KBR”) filings referenced above.  Where applicable, our responses indicate the additions or revisions we plan to include in our Form 10-Q for the period ending June 30, 2010. For your convenience, our responses are prefaced by the SEC staff’s corresponding comment in italicized text.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:

Our supplemental responses to the following comments include our additional disclosures or other revisions to be included in future filings.

Financial Statements

Notes to the Financial Statements

Note 10. United States Government Contract Work, page 81

Award Fees, page 81

2.
We note your response to prior comment 2.  From mid-2008 throughout 2009, you were in frequent contact with the customer and DCMA both in the U.S. and Iraq.  There was no indication in these discussions that the customer intended to significantly reduce your performance scores.  During this period and before, you consistently followed a systematic and rational method for estimating and accruing award fees.  This method is based on monthly evaluations prepared by your Customer’s monthly Performance Evaluation Board of your field performance.  You reduced your award fee accrual from 80% to 72% for the performance period beginning in April 2008 as a result of this evaluation process for all work performed on the LogCAP III project including electrical work.  In September 2008, your Customer requested that you take corrective action related to your electrical maintenance work.  In this regard, please address the following:

•
Please help us further understand how you arrived at the revised award fee accrual percentage of 72%. Based on the table provided on page 5 of your response, the revised fee percentage would indicate that you were continuing to receive Very Good performance evaluations; and

•
Please help us further understand why the request to take corrective action in September 2008 would not be an indication that there were issues with your performance which could correspondingly have an impact on award fees received.

Response:

We supplementally advise the SEC staff of the following clarifications to our prior response to comment number 2 included on our May 26, 2010 letter.

Award fee accrual of 72%

We wish to clarify how we arrived at the 72% award fee accrual percentage.  The 72% award fee accrual percentage was based on analysis of numerous individual Performance Evaluation Board (“PEB”) evaluations.  We receive a separate performance evaluation from the customer’s Performance Evaluation Board (PEB) for each task order for each location we serve each month.  The PEB does not summarize these evaluations and provide us with a single performance evaluation for the entire LogCAP III contract to which the table on page 5 can then be applied.   Rather, we apply the performance evaluations that we receive each month from the PEB for the individual task orders for each location to the table on page 5 following the procedures outlined on page 4 of our response letter dated May 26, 2010.

During late 2008 and continuing into 2009, we noticed some deterioration in our individual task order performance evaluations from “excellent” to “very good” and from “very good’ to “good”.  In some months, these were partially offset by increases in other performance evaluations from “good” to “very good” or from “very good” to “excellent”.  We believed the net decrease in performance was largely due to the electrical matters including the customer’s request to take corrective action in September 2008.  The net decrease in PEB scores served as the basis for our recalculation of expected Award Fee Evaluation Board (“AFEB”) scores, which equated to a 72% accrual rate using our applied methodology.

Consideration of Corrective Action request in our award fee accrual

In the fourth quarter of 2008, we reduced our accrued award fee rate from 80% to 72% of the total possible award fee and applied the lower rate to costs incurred for the entire period of performance beginning May 1, 2008. The cumulative effect of this change in estimate was recorded in the fourth quarter of 2008.  This reduction was based on deterioration in the monthly ratings by the customer’s PEB in late 2008, our self-assessment of our performance and our belief that the deterioration in the period of performance was largely caused by the electrical maters including the corrective action request that we received in September 2008. The adjustment of the accrual rate from 80% to 72% was calculated for the entire period of performance for which our performance had not yet been evaluated by the AFEB. This unevaluated period of performance began on May 1, 2008.  As described on our response letter dated May 26, 2010, the AFEB met in June 2008 and reviewed the period of performance through April 30, 2008 but had not issued their determination letter to us as of year-end 2008.  We believed the period of performance ended April 30, 2008, was not likely to be affected by the electrical matters including the corrective action request received in September 2008.

3.
We note your response to prior comment 3.  You have applied the provisions of ASC 605-25 to the LogCAP IV contract.  However, relative to the initial task orders issued under the arrangement, you were not able to develop third party support or “vendor specific objective evidence” of fair value for the contract deliverables.  The individual deliverables cannot be treated as separate units of accounting.  For service-only contracts and service elements of multiple deliverable arrangements, award fees are recognized only when definitized and awarded by the customer.  You state that the LogCAP IV contract would be an example of a contract in which award fees would be recognized only when definitized and awarded by the Customer.  As it appears that you have been unable to separate the different elements of the initial task orders issued under the LogCAP IV contract, please further clarify in your disclosures whether the award fees would be recognized when definitized and awarded because you have determined it is a service-only contract rather than the LogCAP III contract which includes both construction and service activities.

Response:

We intend to revise future filings to include the following disclosure:

The LogCAP IV contract is an example of a contract in which award fees are recognized only when definitized and awarded by the Customer because the initial task orders awarded to date have included only service-related deliverables. Under this contract and for all similar future contracts we will continue to accrue base fees as costs are incurred; however we will recognize award fees only when they have been awarded.

4.
We note your response to prior comment 4.  Please clarify in your disclosure, if true, that you only include these amounts in revenue related to disputed and potentially unallowable costs if you determine it is probable that the additional amounts will result in revenue.  Refer to ASC 605-35-25-30 and 31.

Response:

We supplementally advise the SEC staff that we only include amounts in revenue related to disputed and potentially unallowable costs only when we determine it is probable that such costs will result in revenue.

We intend to revise future filings as follows (changes from our May 26, 2010 letter are highlighted in yellow):

We self-disallow costs that are expressly not allowable or allocable to government contracts per the relevant regulations.  Our revenue recorded for government contract work is reduced for our estimate of potentially unallowable costs in the period we determine such costs are unallowable.   Our estimates of potentially unallowable costs are based upon, among other things, our internal analyses of the facts and circumstances, terms of the contracts and the applicable provisions of the Federal Acquisition Regulation (“FAR”), quality of supporting documentation for costs incurred, and subcontract terms as applicable.  From time to time, we engage outside counsel to advise us on certain matters in determining whether certain costs are allowable.  We also review our analysis and findings with the ACO as appropriate.  In some cases, we may not reach an agreement with the DCAA or the ACO regarding potentially unallowable costs which may result in our filing of claims in various courts.  We only include amounts in revenue related to disputed and potentially unallowable costs when we determine it is probable that such costs will result in revenue.  We generally do not recognize additional revenue for disputed or potentially unallowable costs for which revenue has been previously reduced until we reach an agreement with the DCAA and/or the ACO that such costs are allowable.

Security, page 82

5.
We note your response to prior comment 5.  Please confirm to us that revenue regarding these claims was recorded only to the extent that contract costs relating to the claims have been incurred.  Refer to ASC 605-35-25-31.

Response:

We supplementally advise the SEC staff that pursuant to ASC 605-35-25-31, we have recorded revenue only to the extent that contract costs are incurred for the portions of the Form 1 notices that we consider to be claims.  The amount we consider to be a claim is the amount of our unreimbursed costs incurred which have exceeded the customers funded value of the task order pursuant to which the costs were incurred.  As explained in our response letter dated May 26, 2010 and below, we do not consider the cost suspended or disallowed pursuant to Form 1 notices to represent a claim pursuant to ASC 605-35-25-31.

The footnotes to our financial statements “United States Government Contract Work- Other matters-claims” included on page 85 of our 10-K for the year ended December 31, 2009 and page 18 or our 10-Q for three months ended March 31, 2010 describe the amounts related to our government contract projects that we consider to be claims pursuant to ASC 605-35-25-31.

We do not consider the entire amount of costs suspended or disallowed pursuant to a Form 1 notice to represent a claim pursuant to ASC 605-35-25-31. This is because the Form 1 notice is the DCAA’s current method of raising an issue and is the starting point of a negotiation that often times results in concession that can be minor or may even result in no loss.   Although we recognize that the determination of the amount of the claim pursuant to a Form 1 notice can be subjective, we believe that our policy with respect to accounting for claims pursuant to U.S. Government work is in accordance with the intent of the standard.

Our policy with respect to accounting for claims under U.S. Government Contract work is based on the typical situation addressed by ASC 605-35-25-31 in which the contractor has incurred the cost or is committed to incur the costs but has not yet negotiated price with the customer. Therefore, the pricing is unknown at the time the costs representing the claim are incurred or committed.   Generally, when we receive a Form 1 notice and any subsequent withholding thereto related to our LogCAP III contract, we have previously billed and collected the costs incurred as well as the related 1% base fee.  Therefore, unlike the typical claim situation, the pricing (i.e. 1% base fee) associated with the claimed cost for the LogCAP III contract is known.

Furthermore, KBR is entitled, both contractually and legally, to recover the 1% base fee as well as the amount of award fee determined by the Award Fee Determination Official (“AFDO”).  Our LogCAP III contract is an Indefinite Delivery/Indefinite Quantity Cost Plus Award Fee (“CPAF”) type contract.   A CPAF contract provides for reimbursement of costs incurred in accordance with the terms of the contract and is distinguished by its special fee provision as follows:

a)           The LogCAP III CPAF contract provides for a fixed base fee which we are entitled to recover as services are performed.  The dollar amount of this fixed base fee is established between KBR and the Army at the time that the parties mutually agree to the negotiated estimated total costs of a specific task order.  The negotiated estimated cost and the fixed base fee (in the case of LogCAP III, 1% of the negotiated estimated total cost) are established prior to execution of the services and the fixed base fee is not impacted by the actual cost incurred and ultimately billed .

b)           In addition, our LogCAP III CPAF contract provides for up to a 2% award fee. At the time that KBR and the Army agree to the negotiated estimated cost for a task order, the dollar amount of the Award Fee pool is established based upon the negotiated estimated cost to execute the effort. Periodically, the AFEB meets to review our performance and recommends an award fee to the AFDO after each review.  Once the AFDO has made his unilateral determination of the award fee earned, the award fee is not subject to future adjustments.

The LogCAP III contract describes the process for determining the base fee and award fee (Clauses H.36).  In addition, CPAF contracts are described in the Federal Acquisition Regulations (FAR), Part 16.  Accordingly, we do not reverse previously recognized base and award fees for disputed items unless the funding is removed or unless we determine that the customers findings cause the realization of the revenue to be less than probable.  For example, an adverse outcome resulting from the DOJ allegations related to the Security matter, however, could result in disgorgement of fees.  As indicated in our response letter dated May 26, 2010, we fully cooperated with the DOJ investigation of false claims and found no evidence that suggests KBR personnel believed the billings rendered were for disallowed costs.

The carrying value of the base fee associated with the disputed matters has been immaterial to the financial statements taken as a whole at each of our historical balance sheet dates.

Container and Dining Facilities, page 83

6.
We assume that your additional potential exposure on the Container issue is approximately [redacted] ($51 million, less the [redacted] accrued and the $28 million withheld from FKTC).  It is unclear to us how you were able to increase the withholds from FKTC, if you had originally paid them entire $51 million.  In addition, please address for us whether there is any collection risk from FKTC, in the event of full disallowance.

Please address the risk of loss in a similar manner for the Dining Facilities matter.  In other words if subcontractor payments are disallowed, quantify your exposures and discuss collection risk from subcontractors.

Response:

Containers-exposure

We supplementally advise the SEC Staff that we evaluate our potential exposure on the container issue relative to FKTC matters to be approximately [redacted] ($51 million disallowed on suspended cost less the [redacted] accrual and less the $28 million withheld from FKTC).

Containers- increase in subcontractor withholdings

 In addition to performing subcontract work pursuant to the “bed-down mission”, FKTC has performed subcontract work pursuant to other missions on the LogCAP III contract.  Pursuant to the subcontract terms, KBR was able to increase its withholds from FKTC after 2006 by withholding amounts pursuant to other missions performed by FKTC.

KBR’s subcontracts with FKTC defines KBR’s payment terms and rights including: a) KBR is obligated to pay FKTC only when KBR is paid by the customer, b) KBR may offset payments due FKTC pursuant to a particular scope of work under one subcontract with amounts previously paid pursuant to another scope of work under another subcontract and c) KBR, at its discretion may withhold 10% of payments as retention until such time that the subcontract matters have been resolved.

Container – collection risk from FKTC

The amounts indicated as having been withheld from FKTC have been collected by KBR from FKTC.  The footnote to our financial statements (page 56 of our 10K for the year ended December 31, 2009 and page 16 of our 10Q for the three months ended March 31, 2010) disclose that FKTC has filed for arbitration claims totaling $133 million at March 31, 2010.  We filed a counterclaim to recover amounts which may ultimately be determined due to the government for the $51 million in suspended costs as discussed in the preceding section of this footnote entitled “Containers”.  We believe the payment terms of our subcontract with FKTC are consistent with applicable laws and are enforceable.  Accordingly, no amounts have been accrued and we are unable to determine a reasonable estimate of loss, if any, at this time.

In the event of full disallowance of costs pursuant to the Form 1 notice, our collection risk from FKTC is approximately [redacted].

Dining Facility – Collection Risk from Subcontractor - exposures if subcontractor payments are disallowed.

We supplementally inform the SEC staff that through March 31, 2010, the DCAA has issued $127 million of Form 1 notices related to dining facilities and the customer has withheld $67 million in payments from us.  In addition, we have withheld approximately $71 million from 17 subcontractors. We were able to increase our withholdings from these subcontractors that have continued to perform dining facility related work for us after the period the Form 1 notice and related payment withholding occurred, by withholding payments from subsequent subcontractor billings for subsequent work performed. The terms of these subcontracts include one or more of the following clauses: a) KBR is obligated to pay the subcontractor only when KBR is paid by the customer, b) KBR may offset payments due to the subcontractor pursuant to a particular scope of work with amounts previously paid pursuant to another scope of work and c) KBR, at its discretion, may withhold a specified payment as retention until such time that the payment amounts that we have withheld from the subcontractors have been collected by KBR from the subcontractor.  The payment terms of the subcontractors are pursuant to applicable laws and we believe are enforceable.  One of our dining facility subcontractors, Tamini, has filed for arbitration to recover the $35 million that we have withheld from them pursuant to the terms of the subcontract related to amounts the customer has withheld from us for dining facility Form 1 notices.  We believe the pricing for the dining facility services are reasonable; however, should we not favorably resolve the costs disallowed in the Form 1 notice that have been withheld from us by our customer,  we, in turn, do not owe these amounts to the subcontractor.

In the event of full disallowance of all $127 million pursuant to Form 1 notices, our exposure and collection risks from subcontracts is $56 million, but the number could be reduced by additional withholds from subcontractors with whom we continue to do business.

We will revise future filings to include the following disclosure to Note 6 “United States Government Contract Work-Dining facilities”:

One of our subcontractors, Tamimi, has filed for arbitration to recover approximately $35 million for payments we have withheld from them pending the resolution of the Form 1 notices with our customer.  Should we not reach a favorable resolution of the form 1 notice, the subcontract terms would allow us to offset the amounts owed to our subcontractor to the extent we do not receive payment from our customer related to these questioned costs.

7.
We note your response to prior comment 9.  In connection with the DCAA’s audit of your 2004 costs, the DCAA has questioned approximately $6.8 million of transportation costs as not being in accordance with the provisions of the Fly America Act.  Of the $6.8 million of costs questioned by the DCAA, your analysis indicates that the amount of potentially unallowable costs is approximately $.6 million.  The DCAA also questioned $8 million of costs billed in 2003 as not in accordance with the Fly America Act.  You believe that the analysis performed by the DCAA resulting in the questioning of the $8 million also contains errors for potentially unallowable costs incurred under government contracts.  Please help us better understand how you arrived at your accrual amount in light of the amounts summarized above.

Response:

We supplementally advise the SEC staff that we adjusted revenue and the reserve for potentially unallowable costs incurred under government contracts based on our extensive review of all air travel incurred on the LogCAP III project for the years 2003 through 2007.  We adjusted revenues for the full amount that is not probable of recovery.  The determination of the amount of exposure and adjustment to revenues that we made resulting from our review of FLA compliance included some judgment and interpretations of the FLA requirements and the related Comptroller General guidelines.  For some circumstances that we have encountered, very little case law or other interpretations exists and accordingly a limited amount of guidance is available with respect to determining compliance.

The DCAA’s work for the years 2003 and 2004 was based on a review of a only a portion of the air travel in those years.  Because the review we performed in 2007 included all air travel costs, we identified exposures for the years 2003 through 2007. As mentioned above, we adjusted our revenues for the full amount that is not probable of recovery for all years 2003 through 2007.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010

General

8.	Please address the above comments in your interim filings as well.

Response:

We supplementally advise the SEC staff that we have considered your comments and our responses as they relate to our Form 10-Q for the period ended March 31, 2010, and will address the disclosures as necessary in our future filings.

In connection with our responses to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.